News Release

Alexco Announces Terms of Equity Financing

January 20, 2010 Vancouver, British Columbia -- Alexco Resource Corp. (TSX:AXR, NYSE-AMEX:AXU) (“Alexco” or the “Company”) is pleased to announce that in connection with its overnight marketed public offering previously announced on January 19, 2010 (the "Offering"), it has entered into an underwriting agreement with Canaccord Financial Ltd. and Cormark Securities Inc. (the “Underwriters”) to sell 7,350,000 common shares in the Company ("Common Shares") at a price of C$3.50 per Common Share to raise gross proceeds of C$25,725,000 pursuant to a short form prospectus under the multi-jurisdictional disclosure system. In addition, the Company has granted the Underwriters an over-allotment option to purchase up to that number of additional Common Shares equal to 15% of the Common Shares sold pursuant to the Offering, exercisable at any time up to 30 days from the closing of the Offering.

The Company intends to use the net proceeds of the Offering at the Bellekeno mine which it's currently developing, for construction backstop finance to mitigate capital cost overrun risk and for the mine's initial working capital finance, and to further explore and develop the Company’s other properties located in the Keno Hill silver district in Canada’s Yukon Territory.

The closing of the Offering is expected to occur on or about February 15, 2010 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and NYSE-AMEX, and the securities regulatory authorities.

A short form prospectus relating to the securities has been filed with Canadian securities authorities, and a registration statement containing, in part, the short form prospectus has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

A copy of the short form prospectus relating to the Common Shares as filed in Canada and as filed in the registration statement in the United States may be obtained upon request by contacting: Canaccord Financial Ltd., 3000 - 161 Bay Street, Toronto, ON, Canada, M5J 2S1 (tel: 416-869-7368), or Cormark Securities Inc., 2800 – 200 Bay Street, Toronto, ON, Canada, M5J 2J2 (tel: 416-362-7485).

About Alexco

Alexco's business is to unlock value and manage risk at mature, closed or abandoned mine sites through integration and implementation of the Company's core competencies which include management of environmental services, execution of mine reclamation and closure operations and if appropriate, rejuvenation of exploration and development of new mining opportunities.

For more information contact Clynton R. Nauman, President and Chief Executive Officer of Alexco, by telephone at 604-633-4888 or by email to info@alexcoresource.com.

Some statements in this news release contain forward-looking information concerning the Corporation's anticipated results and developments in the Corporation’s operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this press release. Forward-looking statements may include, but are not limited to, statements with respect to the anticipated closing of the offering, the intended use of proceeds from the offering, future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, the timing of activities and the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds. Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements. Such factors include, among others, risks related to the offering not closing, including risks in obtaining regulatory approval and market risks; risks related to actual results of exploration activities; actual results of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of gold, silver and other commodities; possible variations in ore reserves, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; and delays in obtaining governmental approvals or financing or in the completion of development activities.

Head Office	T. 604 633 4888

Alexco Resource Corp.	F. 604 633 4887
200 Granville Street, Suite 1150
Vancouver, BC V6C 1S4 Canada